Exhibit 20

City Investing Company Liquidating Trust

April 18, 2006

To our Unit Holders:

Enclosed are the:

1.	Final cash distribution of $0.116 per Trust Unit of Beneficial Interest. The aggregate cash distribution to a Unit Holder involving less than a full cent has been rounded up to the nearest whole cent.

2.	2006 United States Final Federal Tax Information for the period beginning January 1 and ending March 31, 2006 and

3.	Audited financial statements for the Trust’s final accounting period.

We are pleased to have served you.

Cordially,

Charles R. Carson	John J. Quirk	Lester J. Mantell
Trustee	Trustee	Trustee